Exhibit 99.1

AMENDMENT NO. 4 TO SENIOR
SECURED CREDIT FACILITY AGREEMENT

AMENDMENT NO. 4 TO SENIOR SECURED CREDIT FACILITY AGREEMENT, dated as of March 2, 2015 (this "Amendment"), among the undersigned:

(1)
PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 and registered with the Luxembourg trade and companies register under number B.169724 ("PSS"), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a "Borrower");

(2)
PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands ("PDVIIL"), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a "Borrower");

(3)
PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 Luxembourg and registered with the Luxembourg trade and companies register under number B.159658 ("PDSA"), as guarantor (the "Guarantor");

(4)
THE EXPORT CREDIT INSTITUTION, THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1-A to the Credit Agreement (defined below), as GIEK Facility Lenders (including Eksportkreditt Norge AS, as GIEK Facility EKN Lender, (the "GIEK Facility EKN Lender"), and Citibank N.A., London Branch, as a GIEK Facility Commercial Lender, (the "GIEK Facility Commercial Lender"), the "GIEK Facility Lenders");

(5)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 to the Credit Agreement (defined below), as Commercial Facility Lenders (the "Commercial Facility Lenders");

(6)	CITIBANK N.A. ("Citibank") and DNB MARKETS, INC. ("DNB Markets"), as structuring banks (the "Structuring Banks") and as syndication agents (the "Syndication Agents");

(7)	CITIBANK and DNB BANK ASA, NEW YORK BRANCH ("DNB"), as global ECA coordinators (the "Global ECA Coordinators");

(8)	CITIBANK, as documentation agent (the "Documentation Agent");

(9)	CITIBANK N.A., LONDON BRANCH, as GIEK Commercial Guarantee Holder (the "GIEK Commercial Guarantee Holder");

(10)	EKSPORTKREDITT NORGE AS, as GIEK EKN Guarantee Holder (the "GIEK EKN Guarantee Holder");

(11)
DNB, as administrative agent and security agent (together with any successor administrative agent and security agent appointed pursuant to Section 28 of the Credit Agreement, the "Administrative Agent" or as applicable, the "Security Agent") and as account bank (in such capacity, the "Account Bank") and as GIEK facility agent (in such capacity, the "GIEK Facility Agent");

(12)	CITIBANK, DNB, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as mandated lead arrangers (the "Mandated Lead Arrangers"); and

(13)	CITIBANK, DNB MARKETS, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as book runners (the "Bookrunners").
PRELIMINARY STATEMENTS:
(1)    The Obligors and the Finance Parties have entered into that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, as amended and restated by that certain Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, and as further amended by Amendment No. 2 to Senior Secured Credit Facility Agreement, dated as of March 27, 2014 and Amendment No. 3 to Senior Secured Credit Agreement dated as of August 14, 2014 (the "Credit Agreement"). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.
(2)    The Borrowers have requested that (i) Indebtedness associated with the Pacific Meltem be excluded from the calculation of the leverage ratio during the period from September 30, 2015 to (but not including) June 30, 2016, (ii) the period during which the minimum Projected Debt Service Coverage Ratio is required to be 1.25:1.00 be extended to (but not including) June 30, 2016, and (iii) the Borrower be permitted to change the Classification Society for one or both of the Collateral Vessels from Det Norske Veritas to the American Bureau of Shipping.
(3)    In connection with the changes requested by the Borrowers as described in recital (2) above, certain amendments to the Credit Agreement are necessary and appropriate.
(4)    The Obligors and the Lenders have agreed that the Credit Agreement be amended, upon the terms and subject to the conditions set forth herein.
NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other valuable consideration the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Amendment of Credit Agreement. Effective as of the date hereof, and subject to the satisfaction of the requirements set forth in Section 3, the Credit Agreement is hereby amended as follows:
(a) The definition of “Classification Society” in Section 1.1 is hereby amended by adding the words “, American Bureau of Shipping” after the words “Det Norske Veritas.”
(b) Section 13.8(b) is hereby deleted in its entirety and replaced with the following:
“(b) Leverage Ratio. Commencing with the fiscal quarter ending December 31, 2013 through and including the fiscal quarter ending March 31, 2014, PDSA shall maintain at the end of each fiscal quarter of PDSA, on a Consolidated basis, a ratio of Net Debt (as defined below) to EBITDA (as defined below) of not greater than 5.50 : 1.00, reducing to 5.00 : 1.00 commencing with the fiscal quarter ending June 30, 2014 through and including the fiscal quarter ending December 31, 2014, reducing to 4.50 : 1.00 commencing with the fiscal quarter ending March 31, 2015 through and including the fiscal quarter ending December 31, 2015, reducing to 4.00 : 1.00 commencing with the fiscal quarter ending March 31, 2016 and every quarter thereafter. "Net Debt" means Total Debt, (including, without duplication, operating leases) minus unrestricted cash and Cash Equivalents and restricted cash or Cash Equivalents held as collateral for any such debt. Prior to September 30, 2015, Net Debt shall not include Indebtedness associated with the Collateral Vessels. From September 30, 2015 to (but not including) June 30, 2016, Net Debt shall not include Indebtedness associated with the Pacific Meltem.”
(c) Section 13.8(c) is hereby amended and restated in its entirety to read:
“(c) Projected Debt Service Cover Ratio ("DSCR"). For the following four fiscal quarters, the Projected DSCR of PDSA shall be greater than:
commencing December 31, 2013, 1.125 : 1.00; and
from the fiscal quarter ending at March 31, 2014 through and including the fiscal quarter ending at March 31, 2016, 1.25 : 1.00; and
from the fiscal quarter ending at June 30, 2016 and every quarter thereafter, 1.50 : 1.00.”
(d) The last sentence of Section 15.3 is hereby amended and restated in its entirety to read:
“The Borrowers will not change the Classification Society of any Collateral Vessel without the prior written consent of the Majority Lenders; provided that the Borrowers shall not require any consent to change the Classification Society of any Collateral Vessel to Det Norske Veritas or the American Bureau of Shipping.”
SECTION 2. Agreement in Furtherance of the Amendment of the Credit Agreement. The parties hereto hereby agree that the amendment of the Credit Agreement pursuant to the terms hereof does not violate or conflict with any term, condition, covenant, prohibition or other agreement contained in any of the other Finance Documents.
SECTION 3. Conditions to Effectiveness.
This Amendment shall become effective on and as of the date first above written (the "Amendment Effective Date") upon (i) satisfaction of each of the preconditions described on Schedule 1 hereto, (ii) delivery by each of the parties hereto of its applicable duly authorized and executed signature page or pages to this Amendment to the Administrative Agent or its counsel, (iii) the payment by the Borrowers to the Administrative Agent for further distribution to the approving Lenders of an amendment fee in accordance with that certain Consent Request Relating to Amendment No. 4 to the Senior Secured Credit Facility Agreement, dated as of February 9, 2015, delivered by PDSA, PSS and PDVIIL to DNB as Administrative Agent, GIEK Facility Agent and Security Agent and (iv) the effectiveness of each of the amendments being contemporaneously requested to (x) the Credit Agreement, dated as of June 3, 2013 among PDSA, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (as amended, restated, supplemented, or otherwise modified) and (y) the Credit Agreement, dated as of October 29, 2014 among PDSA, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (as amended, restated, supplemented, or otherwise modified).

SECTION 4. Reference to and Effect on the Finance Documents. (a) On and after the Amendment Effective Date, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the other Finance Documents to "the Credit Agreement", "thereunder", "thereof' or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended by this Amendment.
(b)    The Credit Agreement and each of the other Finance Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed as if herein set forth in their entirety, and this Amendment is for all purposes a Finance Document.
(c)    The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Finance Party under the Credit Agreement or any of the other Finance Documents, or constitute a waiver of any provision of the Credit Agreement or any of the other Finance Documents.
SECTION 5. Costs and Expenses. The Borrowers agree to pay on demand all costs and expenses of the Administrative Agent and the Security Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment, the Credit Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent) in accordance with the terms of Section 21.3 of the Credit Agreement.
SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.
SECTION 7.     GOVERNING LAW. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER OR RELATED HERETO, AND ALL ISSUES CONCERNING THE RELATIONSHIP OF THE PARTIES HERETO AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 4 to Senior Secured Credit Facility Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PACIFIC SHARAV S.ÀR.L. By: /s/ DICK VERHAAGEN Name: Dick Verhaagen Title: Manager	PACIFIC DRILLING VII LIMITED By: /s/ CHRISTIAN J. BECKETT Name: Christian J. Beckett Title: President
PACIFIC DRILLING S.A. By: /s/ CHRISTIAN J. BECKETT Name: Christian J. Beckett Title: Director

Signature Page to Amendment No. 4

THE AGENTS,

DNB BANK ASA, NEW YORK BRANCH, as Administrative Agent and as Security Agent By: /s/ MAGDALENA BRZOSTOWSKA Name: Magdalena Brzostowska Title: Vice President

By: /s/ MITA ZALAVADIA
Name: Mita Zalavadia
Title: Assistant Treasurer

Signature Page to Amendment No. 4

GIEK FACILITY LENDERS,

EKSPORTKREDITT NORGE AS, as a GIEK Facility EKN Lender By: /s/ TOM STONJUM Name: Tom Stonjum Title: Attorney-at-Law By: /s/ TORE SAMUELSEN Name: Tore Samuelsen Title: Advokat M.N.A.

CITIBANK N.A., LONDON BRANCH, as a
GIEK Facility Commercial Lender

By: /s/ KARA CATT
Name: Kara Catt
Title: Vice President

KOMMUNAL LANDSPENSJONKASSE, as
a GIEK Facility Commercial Lender

By: /s/ HAROLD KOCH-HAGEN
Name: Harald Koch-Hagen
Title: Senior Vice President

SANTANDER BANK N.A., as
a GIEK Facility Commercial Lender

By: /s/ JEAN-BAPTISTE PIETTE
Name: Jean-Baptiste Piette
Title: Executive Director

Signature Page to Amendment No. 4

COMMERCIAL FACILITY LENDERS,

DNB CAPITAL LLC, as Lender By: /s/ BARBARA GRONQUIST Name: Barbara Gronquist Title: Senior Vice President By: /s/ CATHLEEN BUCKLEY Name: Cathleen Buckley Title: Senior Vice President	CITIBANK, N.A., LONDON BRANCH, as Lender By: /s/ BOB MALLECK Name: Bob Malleck Title: Managing Director
ABN AMRO CAPITAL USA LLC, as Lender By: /s/ J.D. KALVERKAMP Name: J.D. Kalverkamp Title: Country Executive By: /s/ PASSCHIER VEEFKIND Name: Passchier Veefkind Title: Director – Energy Offshore	CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender By: /s/ JEROME DUVAL Name: Jerome Duval Title: Managing Director By: /s/ EDEN RAHMAN Name: Eden Rahman Title: Associate
CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender By: /s/ ANDREW MCKUIN Name: Andrew McKuin Title: Managing Director By: /s/ ADRIENNE MOLLOY Name: Adrienne Molloy Title: Managing Director	ING CAPITAL LLC, as Lender By: /s/ TANJA VAN DER WOUDE Name: Tanja van der Woude Title: Director By: /s/ JENS VAN YPERZEELE Name: Jens Van Yperzeele Title: Director

NIBC BANK N.V., as Lender By: /s/ W.A. VAN WIJNGAARDEN Name: W.A. van Wijngaarden Title: By: /s/ A.H. DE RIDDER Name: A.H. de Ridder Title:	SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender By: /s/ ERLING AMUNDSEN Name: Erling Amundsen Title: By: /s/ PER OLAV BUCHER-JOHANNESSEN Name: Per Olav Bucher-Johannessen Title:
STANDARD CHARTERED BANK PLC, as Lender By: /s/ STEPHEN HACKETT Name: Stephen Hackett Title: Regional Head, Structured Finance

By: /s/ HSING H. HUANG
Name: Hsing H. Huang
Title: Associate Director

ALL THE FOREGOING IS HEREBY ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST ABOVE WRITTEN BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED, as Pledgor By: /s/ CHRISTIAN J. BECKETT Name: Christian J. Beckett Title: Director

Signature Page to Amendment No. 4

SCHEDULE 1 TO AMENDMENT NO. 4 TO SENIOR SECURED FACILITY AGREEMENT

Conditions Precedent to Effectiveness of Amendment No. 4
to the Credit Agreement

The Administrative Agent shall have received on or before the Amendment Effective Date the following documents or evidence, being the documents referred to in Section 3 of this Amendment No. 4, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:
(i)     This Amendment No. 4.
(ii)    Incumbency certificates or other evidence of the authority of the officers of each Obligor and the Pledgor authorized to sign this Amendment No. 4.
(iii)     The GIEK Guarantees in favor of each GIEK Facility Lender shall be in full force and effect.
(iv) The Administrative Agent shall be satisfied that as of the date hereof and as of the Amendment Effective Date:
(a)    all of the representations and warranties of each Obligor set forth in the Credit Agreement and the other Finance Documents shall be true and correct in all material respects, other than any such representations or warranties that, by their terms, refer solely to a specific date, which shall be true and correct in all material respects as of such specified date; and
(b)     no Default or Event of Default shall have occurred and be continuing, and the Administrative Agent shall have received a certificate from an officer of each Obligor to that effect.
(v)    Such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.